[redacted]

S 10027947 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris Inc.(formerly SMH Capital, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5800

(No. and Street)

Houston, Texas 77002

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Ball (713)224-3100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

333 Clay Street, 27th Floor, Houston, Texas 77002

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 01 2010

Washington, DC

121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George L. Ball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris Inc. (formerly SMH Capital, Inc.), as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

George L. Ball, Chief Executive Officer

Title

Notary Public

STEPHANIE D. CRISSEY
My Commission Expires
September 10, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Sanders Morris Harris Inc.
(formerly SMH Capital Inc.)

For the Year Ended December 31, 2009

Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris Inc. (a Texas corporation) (a wholly owned subsidiary of Sanders Morris Harris Group Inc.) and subsidiaries (collectively, the "Company") as of December 31, 2009 and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanders Morris Harris Inc. and subsidiaries as of December 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

Houston, Texas
February 26, 2010

Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands, except share and per share amounts)

Assets

Cash and cash equivalents	$	21,040
Deposits with clearing organizations		2,527
Receivables, net		16,188
Securities owned:		
Marketable		12,461
Not readily marketable		12,443
Furniture, equipment, and leasehold improvements, net		9,722
Other assets		3,405
Receivable from Parent, affiliates, and subsidiaries, net		5,777
Total assets	$	83,563

Liabilities and Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	8,339
Payable to broker-dealers		23
Accounts payable and accrued liabilities		8,825
Sales commissions and bonuses payable		4,078
Deferred compensation		513
Deferred tax liability, net		2,399
Total liabilities		24,177
Commitments and contingencies		
Equity:		
Common stock, $0.01 par value; 200,000 shares authorized; 60,729 shares issued and outstanding		1
Additional paid-in capital		60,032
Accumulated deficit		(3,394)
Total Sanders Morris Harris Inc. stockholder's equity		56,639
Noncontrolling interest		2,747
Total equity		59,386
Total liabilities and equity	$	83,563

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2009
(Dollars in thousands)

Revenue:	
Commissions	$ 42,263
Investment banking	2,455
Investment advisory and related services	9,729
Principal transactions, net	31,843
Interest and dividends	2,233
Gain on disposal of assets	8,283
Other income	6,108
Total revenue	102,914
Expenses:	
Employee compensation and benefits	65,924
Communications and data processing	5,833
Occupancy	7,503
Clearing and execution fees	5,945
Commissions	6,264
Other	9,417
Total expenses	100,886
Income from continuing operations before equity in loss of limited partnerships and income taxes	2,028
Equity in loss of limited partnerships	(192)
Income from continuing operations before income taxes	1,836
Provision for income taxes	31
Income from continuing operations, net of income taxes	1,805
Loss from discontinued operations, net of income taxes of $(3,587)	(5,610)
Net loss	(3,805)
Less: Net income attributable to the noncontrolling interest	(1,934)
Net loss attributable to Sanders Morris Harris Inc.	$ (5,739)

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2009
(In thousands, except share amounts)

	Common stock		Additional paid-in capital	Accumulated deficit	Noncontrolling interest	Total
	Shares	Amount				
Balance, January 1, 2009	60,729	$ 1	$ 60,032	$ 2,345	$ 3,342	$ 65,720
Net loss attributable to Sanders Morris Harris Inc.	-	-	-	(5,739)	-	(5,739)
Net income attributable to the noncontrolling interest	-	-	-	-	1,934	1,934
Contributions	-	-	-	-	40	40
Distributions	-	-	-	-	(2,569)	(2,569)
Balance, December 31, 2009	60,729	$ 1	$ 60,032	$ (3,394)	$ 2,747	$ 59,386

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2009
(Dollars in thousands)

Cash flows from operating activities:		
Net loss	$	(3,805)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		3,329
Gain on disposal of assets		(8,283)
Provision for bad debts		3,039
Compensation expense related to deferred charge		2,347
Deferred income taxes		3,480
Equity in loss of limited partnerships		192
Unrealized and realized gains on not readily marketable securities owned, net		(1,210)
Not readily marketable securities owned received for payment of investment banking fees		(21)
Net change in:		
Receivables, net		(2,533)
Marketable securities owned		10,511
Deposits with clearing organizations		(1,465)
Other assets		11
Payable to broker-dealers		(2,028)
Securities sold, not yet purchased		(4,545)
Accounts payable and accrued liabilities		1,995
Sales commissions and bonuses payable		(3,303)
Deferred compensation		(408)
Receivable from Parent, affiliates, and subsidiaries, net		8,014
Net cash provided by operating activities		5,317
Cash flows from investing activities:		
Capital expenditures		(1,593)
Proceeds from sale of assets		305
Proceeds from sales of not readily marketable securities owned		3,029
Purchases of not readily marketable securities owned		(2,318)
Net cash used in investing activities		(577)
Cash flows from financing activities:		
Contributions by noncontrolling interest		40
Distributions to noncontrolling interest		(2,569)
Net cash used in financing activities		(2,529)
Net increase in cash and cash equivalents		2,211
Cash and cash equivalents, beginning of year		18,829
Cash and cash equivalents, end of year	$	21,040

The accompanying notes are an integral part of this statement.

NOTE A – ORGANIZATION

Sanders Morris Harris Inc. (formerly known as SMH Capital Inc.) (the "Company"), a wholly owned subsidiary of Sanders Morris Harris Group Inc. ("SMHG") is incorporated in the state of Texas for the purpose of serving as a broker/dealer and to enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts are carried by several clearing firms including Pershing LLC, an affiliate of The Bank of New York Mellon, Goldman Sachs Execution & Clearing, L.P., Ridge Clearing & Outsourcing Solutions, Inc., First Clearing Corporation, and J.P. Morgan Clearing Corp., under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

In addition, the Company manages, through its interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies primarily operating in the environmental, industrial services, healthcare, technology, medical, life sciences, and energy industries.

During the first quarter of 2009, the Company closed three retail offices. The operating results for these offices are included in loss from discontinued operations, net of income taxes. During the fourth quarter of 2009, the Company contributed to Madison Williams Capital, LLC ("Madison Williams") the assets, properties, working capital, and rights related and/or pertaining to its investment banking, institutional trading (including equity sales and fixed income sales), New York trading, and research businesses (excluding The Juda Group and the Concept Capital divisions) (the "Capital Markets Business") in exchange for a 17.5% Class A Membership Interest in Madison Williams, cash, and a note issued by Madison Williams to the Company. The operating results for the Capital Markets Business are included in loss from discontinued operations, net of income taxes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that is used to collateralize the Company's trading accounts.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

3. Securities Owned

Marketable securities are carried at market value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to fair value or estimated fair value are included in revenue under the caption "Principal transactions, net" and in "Equity in loss of limited partnerships". Securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Proprietary securities transactions and the related income/expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the average cost method.

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities have been valued at their estimated fair value by the Company in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a readily available market existed for these investments. Such differences could be material to the financial statements.

4. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

5. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over the average asset life which ranges from a three to seven-year period.

6. Investment Banking

Investment banking revenue includes gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter, agent, or financial advisor and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting management fees are recorded on the offering date; sales concessions are recorded on the settlement date; and underwriting fees are recorded at the time the underwriting is completed and the related income is reasonably determinable.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

7. Investment Advisory and Related Services

Investment advisory and related services consist primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly, and are recognized as earned when due. Partnership management fees are received quarterly, but are recognized as earned on a monthly basis.

8. Income Taxes

The Company is included in the consolidated federal return with SMHG and computes its respective tax attributes on a separate company basis.

Deferred income taxes are provided utilizing the asset and liability method, whereby deferred income tax assets or liabilities are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

9. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

10. Risks and Uncertainties

The Company owns securities that are valued at estimated fair values or quoted market values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, it is at least reasonably possible that changes to the values of securities could occur in the short term and be material to the Company's consolidated financial statements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

11. New Authoritative Accounting Guidance

FASB ASC Topic 320, Investments – Debt and Equity Securities. New authoritative accounting guidance under ASC Topic 320, *Investments – Debt and Equity Securities,* (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 for the period ending December 31, 2009. Adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

FASB ASC Topic 805, Business Combinations. On January 1, 2009, new authoritative guidance under ASC Topic 805, *Business Combinations,* became applicable to the Company's accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities, and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, *Contingencies.* Under ASC Topic 805, the requirements of ASC Topic 420, *Exit or Disposal Cost Obligations,* would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, *Contingencies.*

FASB ASC Topic 810, Consolidation. New authoritative guidance under ASC Topic 810, *Consolidation,* amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest in subsidiaries. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest in subsidiaries. The new authoritative accounting guidance under ASC Topic 810 was effective for the Company on January 1, 2009. Shareholders' equity changed due to the application of the new authoritative accounting guidance. Noncontrolling interest, formerly presented as minority interests outside of shareholders' equity, is now included in equity.

Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010 and is not expected to have a material impact on the Company's consolidated financial statements.

FASB ASC Topic 820, Fair Value Measurements and Disclosures. New authoritative accounting guidance under ASC Topic 820, *Fair Value Measurements and Disclosures*, affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusions about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The new authoritative accounting guidance under ASC Topic 820 was effective for the Company for the period ending December 31, 2009 and did not have a material impact on the Company's consolidated financial statements.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment or other inputs relating to the existence of a restriction that prevents the transfer of the liability. This new authoritative accounting guidance under ASC Topic 820 was effective for the Company on October 1, 2009 did not have a material impact on the Company's consolidated financial statements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

FASB ASC Topic 825, Financial Instruments. New authoritative accounting guidance under ASC Topic 825, *Financial Instruments*, requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods. The new authoritative accounting guidance under ASC Topic 825 was effective for the Company for the period ending December 31, 2009 and did not have a material impact on the Company's consolidated financial statements.

FASB ASC Topic 855, Subsequent Events. New authoritative accounting guidance under ASC Topic 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 was effective for the Company for the period ending December 31, 2009 and did not have a material impact on the Company's consolidated financial statements.

FASB ASC Topic 860, Transfers and Servicing. New authoritative accounting guidance under ASC Topic 860, *Transfers and Servicing*, amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 will be effective January 1, 2010 and is not expected to have a material impact on the Company's consolidated financial statements.

NOTE C – DISPOSITION

In January 2009, SMHG and the Company entered into a Contribution Agreement with Pan Asia China Commerce Corp. ("PAC3"), Madison Williams and Madison Williams and Company, LLC ("New BD"), pursuant to which (a) PAC3 agreed to subscribe for and purchase a 40% Class A membership interest in Madison Williams in exchange for a cash payment and note and (b) the Company agreed to contribute to New BD the Capital Markets Business, including a specified amount of working capital (as adjusted for any profits or losses incurred in the Capital Markets Business between January 1, 2009, and the date of closing) less (i) the value of the accounts receivable contributed to Madison Williams, (ii) the value of the certain assets in the Company's New Orleans, Louisiana office, (iii) the value of certain money security deposits and any advance payments, and (iv) the value of certain securities to be mutually agreed upon by the parties in exchange for a 20% Class A membership interest in Madison Williams, cash, and a note issued by Madison Williams to the Company. Current members of management of the Capital Markets Business will retain the remaining 40% membership interest in Madison Williams.

NOTE C – DISPOSITION – Continued

On November 9, 2009, SMHG, the Company, PAC3, and Madison Williams entered into an Amended and Restated Contribution Agreement with Fletcher Asset Management, Inc. ("Fletcher"), with respect to the formation of the New BD. Pursuant to the Amended and Restated Contribution Agreement, (a) PAC3's membership interest in Madison Williams was reduced to a 3.1% Class A membership interest and 28.0% Class B membership interest, (b) the Company's interest in Madison Williams was reduced to a 17.5% Class A membership interest, (c) Fletcher agreed to subscribe for and purchase a 40.5% Class A membership interest in Madison Williams in exchange for a cash contribution, and (d) the interest of management of Madison Williams was reduced to a 6.5% Class B membership interest. The Class A membership interests have a distribution preference over the Class B membership interests until a total of $8.5 million of distributions to the Class A membership interest have been made, and no distributions may be made to any class of Class B membership interests until the note for $8.0 million has been repaid. This transaction closed on December 9, 2009. The Company recognized a gain of $8.3 million from the sale of the Capital Markets Business. The Company expects to receive its share of profits if and when distributions are made by Madison Williams.

NOTE D – RECEIVABLES

The receivables balance at December 31, 2009 consists of the following (in thousands):

Notes receivable:		
Nonaffiliates	$	1,309
Employees and executives		2,670
Other affiliates		8,000
Receivables from affiliated limited partnerships		290
Receivables from other affiliates		324
Receivables from broker-dealers		1,112
Receivables from investment banking		4,924
Allowances for bad debts		(2,441)
	$	16,188

Notes receivable from nonaffiliates consists of uncollateralized promissory notes from unrelated companies. The notes bear interest at various rates up to 12% and are payable on demand.

Notes receivable from employees and executives primarily consist of noninterest bearing loans provided to certain executives and employees of the Company to induce the employees and executives to affiliate with the Company. Notes receivable issued to employees totaled $1.1 million in 2009. The notes typically are forgiven over a one to six-year period and have tiered maturities from 2010 through 2016 and are structured to be incentives for the employees to remain at the Company. As each maturity date is reached, a portion of the notes is forgiven if the employee remains employed by the Company. If employment is terminated, the remaining unforgiven balance is due and payable by the former employee. Such forgiveness is recorded as employee compensation and benefits in the consolidated statement of operations.

NOTE D – RECEIVABLES – Continued

Notes receivable from other affiliates consist of the note issued by Madison Williams to the Company in connection with the Capital Markets transaction (see Note C – Disposition). This note bears interest at 6% and matures on December 9, 2019.

Receivables from investment banking customers consist of investment banking fees earned and related reimbursable expenses incurred.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, at December 31, 2009 consist of the following, at fair and estimated fair value (in thousands):

	Securities Owned	Securities Sold, net yet purchased
Marketable:		
Corporate stocks, options, and futures	$ 12,461	$ 8,339
	12,461	8,339
Not readily marketable:		
Limited partnerships	9,588	-
Warrants	2,429	-
Equities	426	-
	12,443	-
	$ 24,904	$ 8,339

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED – Continued

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy, is set forth below:

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon industry-standard pricing methodologies, models, or other valuation methodologies that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that securities are recorded at fair value. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Level 1 consists of unrestricted publicly traded equity securities traded on an active market whose values are based on quoted market prices.

Level 2 includes securities that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Level 2 inputs are other than quoted market prices that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset, such as interest rates and yield curves observable at commonly quoted intervals, volatilities, credit risks, prepayment speeds, loss severities, and default rates; and inputs that are derived principally from observable market data by correlation or other means. Securities in this category include restricted publicly traded equity securities, publicly traded equity securities traded on an inactive market, publicly traded debt securities, warrants whose underlying stock is publicly traded on an active market, and options that are not publicly traded or whose pricing is uncertain.

Level 3 includes securities whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. This category primarily consists of investments in limited partnerships and equity securities that are not publicly traded.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED – Continued

The following table sets forth by level within the fair value hierarchy securities owned and securities sold, not yet purchased as of December 31, 2009 (in thousands):

	Level 1	Level 2	Level 3	Total
Securities owned	$ 11,815	$ 3,069	$ 8,820	$ 23,704
Securities sold, not yet purchased	8,228	111	-	8,339

The following table sets forth a summary of changes in the fair value of the Company's Level 3 securities owned for the year ended December 31, 2009 (in thousands):

	Limited partnerships	Warrants	Equities	Total
Balance, beginning of year	$ 8,522	$ 10	$ 684	$ 9,216
Realized gains	20	-	-	20
Unrealized losses relating to securities still held at the reporting date	(29)	(5)	(258)	(292)
Purchases, issuances and settlements	(124)	-	-	(124)
Balance, end of year	$ 8,389	$ 5	$ 426	$ 8,820

Net unrealized losses for Level 3 securities owned are a component of "Principal transactions, net" and "Equity in loss of limited partnerships" in the Consolidated Statement of Operations as follows for the year ended December 31, 2009 (in thousands):

	Principal transactions, net	Equity in loss of limited partnerships
Unrealized losses relating to securities still held at the report date	$ (100)	$ (192)

At December 31, 2009, the Company had $1.2 million in securities owned that are valued using the equity method, which approximates fair value.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED – Continued

The investments in limited partnerships are accounted for at fair value, and principally consist of ownership in the following private investment partnerships: Corporate Opportunities Fund, L.P.; Corporate Opportunities Fund (Institutional), L.P.; Sanders Opportunity Fund, L.P.; Sanders Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund, L.P.; Life Sciences Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund II, L.P.; Life Sciences Opportunity Fund (Institutional) II, L.P., SMH Private Equity Group I, L.P., SMH Private Equity Group II, L.P., and SMH NuPhysicia, LLC. The Company expects to receive its interests in the limited partnerships over the remaining one to ten year life of the limited partnerships. A summary of the combined results of operations and combined net assets of the limited partnerships is as follows as of and for the year ended December 31, 2009 (in thousands) (unaudited):

Combined results of operations:		
Net investment loss	$	(2,471)
Change in unrealized loss on investments		21,186
Realized gain on investments		2,842
Increase in partners' capital resulting from operations	$	21,557
Combined total assets	$	213,343
Combined total liabilities		856
Combined net assets	$	212,487

NOTE F – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, consist of the following at December 31, 2009 (in thousands):

Furniture and fixtures	$	4,004
Office equipment		6,969
Leasehold improvements		12,132
		23,105
Accumulated depreciation and amortization		(13,383)
Furniture, equipment, and leasehold improvements, net	$	9,722

NOTE G – INCOME TAXES

The income tax benefit was composed of the following for the year ended December 31, 2009 (in thousands):

From continuing operations:		
Current	$	(3,449)
Deferred		3,480
Income tax provision from continuing operations		31
From discontinued operations		(3,587)
Income tax benefit	$	(3,556)

The difference between the effective tax rate reflected in the income tax provision from continuing operations and the statutory federal rate for the year ended December 31, 2009 is analyzed as follows (in thousands):

Expected federal tax at statutory rate of 34%	$	(33)
State taxes		(5)
Other		69
Income tax provision	$	31

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 are presented below (in thousands):

Deferred tax assets:		
Excess of tax over book basis in limited partnership investments	$	2,253
Charitable contributions		18
Compensation for unrealized gains		350
Allowance for bad debts		918
Restricted stock compensation		337
Total gross deferred tax assets		3,876
Deferred tax liabilities:		
Unrealized gain on securities owned		(2,665)
Excess of tax over book basis in fixed assets		(442)
Prepaid expenses		(134)
Gain on sale of business		(3,034)
Total gross deferred tax liabilities		(6,275)
Net deferred tax liability	$	(2,399)

NOTE G – INCOME TAXES - Continued

There was no valuation allowance for deferred tax assets as of December 31, 2009. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will generate sufficient taxable income to realize the benefits of these deductible differences at December 31, 2009.

NOTE H – CONCENTRATIONS OF RISK

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancelable operating leases that expire by 2018 with initial noncancelable terms in excess of one year. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases. Rental expense for the year ended December 31, 2009 totaled $3.7 million. Future minimum rentals approximate (in thousands):

Year ending:		
2010	$	7,997
2011		7,837
2012		6,949
2013		5,451
2014		2,250
Thereafter		4,551
Total minimum rental payments		35,035
Minimum sublease rentals		(6,736)
Net minimum rental payments	$	28,299

In the normal course of business, the Company enters into underwriting commitments. There were no firm underwriting commitments open at December 31, 2009.

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated statement of financial condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers. Deposits with clearing organizations were $2.5 million at December 31, 2009.

The Company has issued letters of credit in the amounts of $420,000, $245,000, $230,000, and $96,000 to the owners of four of the offices that we lease to secure payment of our lease obligation for that facility.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE J – RELATED-PARTY TRANSACTIONS

The Company earned fees of $768,000 through sales of annuity products from HWG Insurance Agency, Inc. ("HWG") during 2009. The sole shareholder of HWG was an employee of the Company. The Company purchased all of the shares of HWG during 2009 and is now the sole shareholder.

In conjunction with their employment, certain employees and groups of independent brokers of the Company were granted restricted common shares of SMHG under the Incentive Plan. The value of the shares will be expensed by the Company over the one to five-year vesting period. In the event that employment or affiliation with the company is terminated, all unvested shares will be forfeited. During 2009, the value of SMHG common stock granted to Company employees aggregated $84,000. The unamortized portions of the grants are reported in other assets and amount to $2.0 million at December 31, 2009. Compensation expense related to forgiveness of notes receivable and to amortization expense of unearned compensation amounted to $2.3 million in 2009.

Receivable from Parent, affiliates, and subsidiaries, net, for income taxes, expense reimbursements, issuance of SMHG common stock to Company employees, and other cash advances was $5.8 million at December 31, 2009.

During 2001, the Company formed PTC – Houston Management, L.P. ("PTC") to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. A former advisory director of SMHG and his family are the principal owners of an entity that is a 50% owner of PTC. Net operating income recognized by PTC totaled $2.3 million in 2009, of which $974,000 was attributable to the Company and $1.1 million was attributable to the advisory director-owned entity. The Company has granted a 7.5% ownership interest in PTC to an employee who serves as a manager of PTC.

NOTE K – BENEFIT PLANS

The Company's employees participate in the SMHG 401(k) plan. There were no Company matching contributions during 2009.

NOTE L – DEFERRED COMPENSATION PLANS

As part of certain underwriting agreements with its customers, the Company is awarded warrants, options, or equities, which it contributes to a deferred compensation plan with key executives and employees. The Company is contractually obligated to pay all proceeds, if any, to these key executives and employees, from the exercise or sale of such securities. No such securities were owned at December 31, 2009, which correspond to deferred compensation liabilities under the plan.

NOTE M – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $10.8 million, which was $9.8 million in excess of the required minimum net capital of $1.0 million. At December 31, 2009, the Company had aggregate indebtedness of $14.8 million. The Company's aggregate indebtedness to net capital ratio was 1.37 to 1 at December 31, 2009.

NOTE N – SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2009. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE O – EXEMPTION FROM RULE 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

NOTE P – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	17
Cash paid for income taxes, net		3
Supplemental disclosures of noncash transactions:		
Deferred charge related to grants of common stock of Parent to employees and groups of independent brokers	$	84
Non-cash investing activities:		
Dispositions:		
Receivables, net	$	7,850
Securities owned		1,200
Furniture, equipment, and leasehold improvements, net		(2,729)
Other assets		(469)
Accounts payable and accrued liabilities		2,440

NOTE Q – DISCONTINUED OPERATONS

During the first quarter of 2009, the Company closed three retail offices. This decision was made due to the offices' inability to achieve sufficient revenue to offset their costs. The results of operations for these offices have been reclassified as discontinued operations for the year ended December 31, 2009.

During the fourth quarter of 2009, the Company contributed to Madison Williams the Capital Markets Business in exchange for a 17.5% Class A membership interest in Madison Williams, cash, and a note issued by Madison Williams to the Company. The results of operations for the Capital Markets Business have been reclassified as discontinued operations for the year ended December 31, 2009.

A summary of selected financial information of discontinued operations is as follows for the year ended December 31, 2009 (in thousands):

Operating activities:	
Revenue	$ 25,191
Expenses	34,388
Loss from discontinued operations before income taxes	(9,197)
Benefit from income taxes	(3,587)
Loss from discontinued operations	$ (5,610)

Major classes of assets and liabilities of the closed offices and the Capital Markets Business accounted for as discontinued operations in the accompanying Consolidated Statement of Financial Condition at December 31, 2009 were as follows (in thousands):

Furniture, fixtures, and office equipment, net	$ 179
Total assets of discontinued operations	$ 179
Accounts payable and accrued liabilities	$ 89
Total liabilities of discontinued operations	$ 89

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Sanders Morris Harris Inc. (the "Company") and subsidiaries as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

Grant Thornton

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 26, 2010

Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009
(Dollars in thousands)

Net capital:		
Total consolidated stockholder's equity attributable to Sanders Morris Harris Inc. per the accompanying financial statements	$	56,639
Other allowable credits		8,531
		65,170
Nonallowable assets:		
Nonallowable receivables		(15,076)
Furniture, equipment, and leasehold improvements, net		(9,722)
Not readily marketable securities		(12,443)
Receivable from Parent, affiliates, and subsidiaries		(6,645)
Other nonallowable assets		(7,281)
Total nonallowable assets		(51,167)
Net capital before haircuts on securities positions		14,003
Haircuts on securities positions		(3,238)
Net capital	$	10,765
Aggregate indebtedness:		
Payable to broker-dealers	$	23
Accounts payable and other accrued liabilities		10,696
Sales commissions and bonuses payable		4,078
Total aggregate indebtedness	$	14,797
Ratio of aggregate indebtedness to net capital		1.37
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	986
Excess net capital	$	9,779

Note:
Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 26, 2010 as follows:

	Net capital	Aggregate indebtedness
Per FOCUS report	$ 13,207	$ 12,390
Post-closing adjustments, net	(2,442)	2,407
Per above	$ 10,765	$ 14,797

See accompanying report of public registered public accounting firm.

Agreed-Upon Procedures Report
Schedule of Assessment and Payments
Transitional Assessment Reconciliation
Form SIPC-7T

Sanders Morris Harris Inc.

For the Period from April 1, 2009
Through December 31, 2009

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Certified Public Accountants

To the Board of Directors of Sanders Morris Harris Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Sanders Morris Harris Inc. (formerly SMH Capital Inc.) ("SMH") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SMH's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). SMH's management is responsible for SMH's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting one reconciling item: discontinued operations. The Company disposed of two subsidiaries during the period from April 1, 2009 to December 31, 2009. As such, these revenues were included in discontinued operations for the purposes of the audited Form X-17 A-5 and included in total revenues reported on the FOCUS reports and SIPC-7T;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Sanders Morris Harris, Inc. (fka SMH Capital, Inc)
600 Travis Street, Suite 5800
Houston, TX 77002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Cindy Burnette (713) 993-4690

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 201,153.65
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (0.00)
   ______ Date Paid
   C. Less prior overpayment applied (0.00)
   D. Assessment balance due or (overpayment) 201,153.65
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00
   F. Total assessment balance and interest due (or overpayment carried forward) $ 201,153.65
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 201,153.65
   H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sanders Morris Harris, Inc. (fka SMH Capital, Inc.)
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 26th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 102,640,303
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	744,776
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5,234,179
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	2,210,111
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Management Fees - $5,679,593; Disposal of Fixed Assets $ 8,292,837	13,972,430
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,347	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	17,347
Total deductions	22,178,843
2d. SIPC Net Operating Revenues	$ 80,461,460
2e. General Assessment @ .0025	$ 201,153.65 (to page 1 but not less than $150 minimum)